January 11, 2008

VIA EDGAR AND HAND DELIVERY

Mr. Daniel Morris
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:           Avis Budget Group, Inc.
Definitive 14A
Filed April 4, 2007
File No. 001-10308

Dear Mr. Morris:

We transmit herewith for the Staff’s consideration our response to the comments raised in the Staff’s comment letter dated December 10, 2007.  For your convenience, we have numbered the comments as set forth in your letter, repeated such comments as set forth in your letter and set forth our response to each comment immediately below such comment.

We are available at your convenience to discuss these matters with you.

1.
While we note your response to prior comment 3, we re-issue the comment in part.  Please confirm that you will identify the benchmark companies for total cash compensation and total direct compensation.  To the extent that you do not know the identity of your benchmark companies, please confirm that you will explain in future filings why their identities are unknown.

RESPONSE:

We confirm that, in future filings, we will either identify the benchmark companies for total cash compensation and total direct compensation or, to the extent that we do not know the identity of our benchmark companies because of the "no-names" basis of the relevant surveys we use, we will explain why their identities are unknown.  In that regard, we note that, for 2007, we do not know the identities for the benchmark companies utilized for total cash compensation and total direct compensation for the reasons referenced in our October 26, 2007 response letter.

2.
While we note your responses to prior comments 6 and 7, the causal connection between the disclosure of your performance targets and any competitive harm is not clear.  If you believe that your performance targets may be omitted due to the risk of competitive harm, please provide additional detailed analysis in support of this conclusion.  We request that you address, with greater specificity, how the disclosure of performance targets might be expected to affect the particular business decisions of your competitors and, in so doing, place you at a competitive disadvantage.  Refer to Instruction 4 of Item 402(b) of Regulation S-K.  Please refer to prior comment 6 for additional guidance, as appropriate.

RESPONSE:

We believe that our performance targets may be omitted due to the risk of competitive harm.  Set forth on Annex A to this letter, for which we have submitted a request for confidential treatment, is additional detailed analysis in support of this conclusion addressing how the disclosure of our performance targets might be expected to affect the particular business decisions of our competitors, and in doing so, place us at a competitive disadvantage.

3.
We note your response to prior comment 8, however, we re-issue the prior comment.  In future filings, please provide additional detail and analysis of how individual performance contributed to the compensation of each named executive officer.  Please confirm that you will provide individualized discussions for each named executive officer.

RESPONSE:

To the extent that specific compensation decisions for individual named executive officers are based on individual performance, in future filings we will disclose such decisions, and we will provide individualized discussions for each named executive officer to the extent such decisions and factors differ among named executive officers and constitute material information.

4.
While we note your response to prior comment 9, we request that your disclosure in future filings include a more detailed discussion of the material differences in total compensation (and each element of compensation, as applicable) payable to the named executive officers.  As part of that discussion, please explain why you believe it is appropriate that Mr. Nelson’s compensation is a multiple of the compensation payable to other named executive officers.  Please confirm that you will comply with prior comment 9 in your future filings.

RESPONSE:

In future filings we will include a more detailed discussion of the material differences in total compensation (and each element of compensation, as applicable) to the named executive officers.  As part of that discussion, to the extent that Mr. Nelson’s compensation is a multiple of the compensation payable to other named executive officers, we will explain why we believe such compensation level is appropriate.  We further confirm that we will comply with prior comment 9 in future filings.

* * *

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our Secretary, Jean Marie Sera at (973) 496-2579 or the undersigned at (973) 496-5959 should you require further information or have any questions.

Very truly yours,

/s/ Ronald L. Nelson
Ronald L. Nelson
Chairman and Chief Executive Officer